VIA EDGAR

October 20, 2021

Re:	Loyalty Ventures Inc.

Registration Statement on Form 10

File No. 001-40776

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Donald Field

Jennifer López

Ladies and Gentlemen:

Loyalty Ventures Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-40776) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on October 22, 2021, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

Please do not hesitate to contact John Meade at (212) 450-4077 or john.meade@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

Loyalty Ventures Inc.

By:	/s/ Charles L. Horn
	Name:	Charles L. Horn
	Title:	President and Chief Executive Officer

Via EDGAR

CC:	Cynthia L. Hageman, General Counsel of the Company

Laura Santillan, Chief Accounting Officer of the Company

John Meade, Davis Polk & Wardwell LLP

Louis L. Goldberg, Davis Polk & Wardwell LLP